HAEMACURE

                              HAEMACURE CORPORATION

                                                           For immediate release

                                  PRESS RELEASE

                   HAEMACURE RELEASES AUDITED RESULTS FOR 2001
               AND ANNOUNCES FIRST QUARTER 2002 FINANCIAL RESULTS

Montreal, Quebec (Canada) March 21, 2002 - Haemacure Corporation today released its audited financial statements for fiscal year-end 2001 and financial results for its first quarter 2002.

Fiscal 2001 Audited Results

The company's annual sales for fiscal 2001 were $18,943,942, an increase of 47% over the previous year. The company's flagship product, HEMASEEL(R) APR fibrin sealant, continued its impressive growth by posting a 50% increase in unit sales versus the previous year. The fourth quarter sales revenues grew by 39% over the same quarter last year, while the number of units sold grew by 36%.

The company generated $263,153 from second quarter sales of the GELFOAM(R) hemostatic product line, an increase of 55% over the previous quarter. Pharmacia Corporation appointed Haemacure in February 2001 as its exclusive representative of the GELFOAM product line.

While annual sales revenues increased by 47% over the previous year, the company's annual operating expenses increased by only 3%. The increase in revenues and the control of the operating expenses resulted in the decrease in the year loss per share to ($0.24) down from ($0.66) the previous year. In February 2001 the company projected to be EBITDA positive by the fourth quarter of 2001. This projection was met with positive EBITDA of $0.04 per share for the fourth quarter. The company made a turnaround during fiscal 2001 as sales revenues now exceed sales and marketing and general and administrative expenses, but excluding expenses related to product development and clinical trials.

First Quarter 2002 Results

The company's revenues and unit sales for the first quarter 2002 both increased by 26% compared to the same period last year. Sales for the first quarter 2002 were down 1.7% as compared to the fourth quarter 2001. However, unit volume for the first quarter exceeded unit volume for the fourth quarter by 2%. While first quarter sales revenues increased by 26%, the company's first quarter operating expenses increased by only 7% over the same period last year. The company's effort to consistently control the operating expenses resulted in a continued decrease in the quarterly loss per share to ($0.07), down from ($0.11) for the same period last year.


Manufacturing and Product Developments

The HEMASEEL(R) APR manufacturing project at Bio Products Laboratories in Elstree, UK continues to be on track regarding budget and timeline. The final cost for building the dedicated HEMASEEL APR manufacturing facility was $15 million. This expenditure was both consistent with the company's projected estimate and within budget. As reported by Jim Roberts, CFO of the company, during Haemacure's conference call on Wednesday, March 13, 2002, "All equipment expenditures are completed at BPL other than some minor forthcoming expenses". The management at BPL is currently completing the installation and operation qualifications necessary for commissioning the facility. Projected timelines for validation of clinical lots and subsequent clinical trials are currently on track. The HEMASEEL APR manufacturing facility at BPL will produce both the existing lyophilized product as well as its frozen formula version. The facility provides Haemacure with the ability to control its own manufacturing of the HEMASEEL APR product. The company is still estimating it will begin clinical trials with product from the facility in the third quarter of this year with final regulatory approval in 2004.

According to the recently announced agreement between Haemacure and ZLB Bioplasma, Haemacure will receive $12.7 million in cash and $3.0 million in equipment. This 3 year agreement also calls for Haemacure to receive an additional $7.1million upon achieving certain milestones associated with commissioning of the new facility dedicated to the HEMASEEL HMN technology as well as meeting other regulatory filings and requirements related to clinicals. An engineering feasibility study to determine the location of the manufacturing facility dedicated to the HEMASEEL HMN technology has begun and the company plans to announce its decision for the location of the facility within the next 90 days.


Outlook

"This is an exciting time for our organization and for our shareholders" said Marc Paquin, President and CEO. "The recent agreement with the ZLB Bioplasma, combined with the completion of the BPL facility, provides the company with both the financial and technical resources necessary for us to continue to strengthen our leadership position in the worldwide surgical sealant and wound healing markets. We believe that by capitalizing on the differences in performance and biological characteristics of the HEMASEEL APR and HEMASEEL HMN technology product line we will be able to develop a more comprehensive product portfolio which will provide surgeons with a specific solution to their surgical need. Additionally our ability to control our own manufacturing provides us with significant opportunities to develop other technologies on our own or with other companies."

The company will conduct a conference call on Friday, March 22, 2002 at 11:00 AM. Those wishing to attend should call 1-888-942-8158.

Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange. The Company is a reporting company with the U.S. Securities Exchange Commission.

All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition, and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.


                                     - 30 -


Source:                       HAEMACURE CORPORATION

Toronto Stock Exchange:       TSE:HAE

Contacts:                     Mr. Marc Paquin           Mr. James Roberts
                              President and CEO         VP Finance & Admin., CFO
                              Haemacure Corporation     Haemacure Corporation
                              Tel.: (941) 364-3700      Tel.: (941) 364-3700

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

                                                 As at             As at
                                              January 31,       October 31,
                                                 2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                              (Unaudited)        (Audited)
                                                                [Restated -
                                                                 see note 2]
ASSETS
Current assets
Cash and cash equivalents                         905,967           530,190
Temporary investments                             127,032           127,104
Accounts receivable                             3,293,291         3,469,672
Inventories                                     4,639,274         3,188,313
Prepaid expenses                                  691,500           482,340
------------------------------------------------------------------------------
                                                9,657,064         7,797,619
Capital assets  (note 4)                       15,948,633        16,130,664
Other assets                                    6,611,199         6,993,598
------------------------------------------------------------------------------
                                               32,216,896        30,921,881
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 3)                      4,070,618           890,322
Accounts payable and accrued liabilities        7,025,871         7,091,409
Current portion of long-term debt                   1,823             1,778
------------------------------------------------------------------------------
                                               11,098,312         7,983,509
Long-term debt                                  1,017,835         1,006,491
Other liabilities                               8,716,557         8,592,547
------------------------------------------------------------------------------
                                               20,832,704        17,582,547
------------------------------------------------------------------------------

Shareholders' equity
Share capital (note 5)                         87,566,948        87,563,828
Additional paid-in capital                      1,154,500         1,154,500
Deficit                                       (77,337,256)      (75,378,994)
------------------------------------------------------------------------------
                                               11,384,192        13,339,334
------------------------------------------------------------------------------
                                               32,216,896        30,921,881
------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF OPERATIONS

Three months ended January 31,
(Unaudited)                                       2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                                                [Restated -
                                                                 see note 2]
Revenues
Sales                                           5,187,987         4,106,305
Cost of sales                                   2,037,448         1,930,834
------------------------------------------------------------------------------
Gross margin                                    3,150,539         2,175,471
------------------------------------------------------------------------------
Expenses (income)
Selling and marketing                           2,412,879         2,294,763
General and administrative                      1,288,862         1,296,330
Research and development                          195,695           367,274
Regulatory approvals                              135,473           100,001
Amortization of capital assets                     63,724            64,783
Amortization of other assets                      382,399           382,398
Interest on other liabilities                     128,580           234,181
Interest on long-term debt                         11,983            14,635
Interest on bank indebtedness                      52,199                 -
Other financial expenses                          407,688               452
Investment income                                    (930)          (12,533)
------------------------------------------------------------------------------
                                                5,078,552         4,742,284
------------------------------------------------------------------------------
Loss before income taxes                       (1,928,013)       (2,566,813)
Provision for income taxes                         30,249            12,436
------------------------------------------------------------------------------
Net loss                                       (1,958,262)       (2,579,249)
------------------------------------------------------------------------------
Weighted average number of outstanding
 common shares                                 28,400,055        24,232,950
Basic and diluted loss per common share             (0.07)            (0.11)
------------------------------------------------------------------------------
See accompanying notes to interim consolidated financial statements


Haemacure Corporation

                       CONSOLIDATED STATEMENTS OF DEFICIT

Three months ended January 31,
(Unaudited)                                       2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                                                [Restated -
                                                                 see note 2]
Deficit at beginning of period, as
 previously reported                           74,670,693        67,753,263
Adjustment for implementation of new
 accounting rules (note 2)                        708,301           326,821
------------------------------------------------------------------------------
Deficit at beginning of period, as
 restated                                      75,378,994        68,080,084
Net loss for the period                         1,958,262         2,579,249
Share issue expenses                                    -            (3,883)
------------------------------------------------------------------------------
Deficit at end of period                       77,337,256        70,655,450
------------------------------------------------------------------------------
See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended January 31,
(Unaudited)                                       2002              2001
                                                   $                 $
------------------------------------------------------------------------------
                                                                [Restated -
                                                                 see note 2]
OPERATING ACTIVITIES
Net loss                                       (1,958,262)       (2,579,249)
Items not affecting cash
  Amortization of capital assets                   63,724            64,783
  Amortization of other assets                    382,399           382,398
  Accrued interest on long-term debt               11,817            14,324
  Accrued interest on other liabilities           128,580           234,181
  Foreign exchange gain                           (10,450)          (11,733)
  Unrealized foreign exchange loss                 (4,498)         (144,274)
------------------------------------------------------------------------------
                                               (1,386,690)       (2,039,570)
Net change in non-cash working capital
  balances related to operations               (1,245,448)       (1,435,922)
------------------------------------------------------------------------------
Cash flows relating to operating activities    (2,632,138)       (3,475,492)
------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness                   5,359,318                 -
Repayment of debt indebtedness                 (2,179,022)                -
Issuance of common shares                           3,120                 -
Share issue expenses                                    -             3,883
Repayment of long-term debt                          (428)          (17,053)
------------------------------------------------------------------------------
Cash flows relating to financing activities     3,182,988           (13,170)
------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments                    -           341,885
Acquisition of capital assets                    (900,919)       (3,267,316)
Net change in non-cash working capital
 balances related to investing activities
 (note 4)                                         715,396         1,207,594
------------------------------------------------------------------------------
Cash flows relating to investing activities      (185,523)       (1,717,837)
------------------------------------------------------------------------------

Effect of exchange rate changes on cash
 and cash equivalents                              10,450            11,733
------------------------------------------------------------------------------

Net change in cash and cash equivalents           375,777        (5,194,766)
Cash and cash equivalents at beginning
 of period                                        530,190         7,072,703
------------------------------------------------------------------------------
Cash and cash equivalents at end of period        905,967         1,877,937
------------------------------------------------------------------------------

Supplemental information
Interest paid                                      52,366               311
Income taxes paid                                  30,248            12,436
------------------------------------------------------------------------------
See accompanying notes to interim consolidated financial statements

Haemacure Corporation
                NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS January 31, 2002
(Unaudited)

1.   Basis of Presentation

     These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Corporation's most recent annual consolidated financial statements, except as indicated in note 2 below. All disclosures required for annual consolidated financial statements have not been included in these financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual consolidated financial statements.

     The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future.

     The balance sheet as at October 31, 2001 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2001.

2.   Change in accounting principles

     On November 1, 2001, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for foreign exchange gains and losses on monetary items that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: As at October 31, 2001, total assets decreased by $708,301 and deficit increased by $708,301. As at January 31, 2002, the total assets decreased by $665,783 and deficit increased by $665,783. For the three-months ended January 31, 2002 and 2001, the net loss decreased by $42,518 and $156,180 respectively.

3.   Bank indebtedness

     The Corporation has a revolving credit facility agreement, which has a term of 3 years, equivalent to approximately $9,500,000 (US $ 6 million), based on eligible accounts receivable and eligible inventory. The facility bears interest at US prime rate plus 2.25% (effective January 31, 2002: 7.0%) and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. As at January 31, 2002, the Corporation has drawn an amount of $4.07 million against the line of credit.

4.   Statements of cash flows

     During the quarter ended January 31, 2002, the Corporation received credit notes amounting to $1,019,226 for fixed assets purchased in the year ended October 31, 2001. This non-monetary transaction reduced the cost of fixed assets under construction during the quarter ended January 31, 2002.

5.   Share Capital

     On December 31, 2001, the Corporation issued 1,300 common shares for proceeds of $3,120 upon the exercice of warrants. As at January 31, 2002, the number of common shares outstanding is 28,400,917.

     During the quarter ended January 31, 2002, 4,097,348 warrants expired unexerciced.

6.   Stock Option Plan

     A summary of the situation as at January 31, 2002 of the Corporation's fixed-price stock option plan and the changes made during the three-month period then ended is shown below:

                                                                  Weighted
                                                                  average
                                                                  exercice
                                                Options            price
                                              ------------------------------
     Outstanding options, as at
      October 31, 2001                          1,396,469           3.50
     Granted                                      397,362           1.05
     Expired / forfeited                         (134,275)          4.75
     -----------------------------------------------------------------------
     Outstanding options, as at
      January 31, 2002                          1,659,556           2.81
     -----------------------------------------------------------------------
     Exercisable options, as at
      January 31, 2002                          1,411,806           2.95
     -----------------------------------------------------------------------

January 31, 2002
(Unaudited)

7.    Segment disclosures

      The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the locations of the customers.

     Geographic information
                                Sales                    Capital assets
                        ----------------------      -------------------------
                         For the three months          As at         As at
                           ended January 31         January 31,   October 31,
                          2002          2001           2002          2001
                           $             $              $             $
     ------------------------------------------------------------------------

     Canada                     -            -         629,418       662,520
     United States      5,187,987    4,106,305         343,524       323,093
     England                    -            -      14,975,691    15,145,051
     -----------------------------------------------------------------------
                        5,187,987    4,106,305      15,948,633    16,130,664
     -----------------------------------------------------------------------

8.   Subsequent event

     On March 1, 2002, the Corporation entered into a settlement agreement with ZLB Bioplasma AG ["Bioplasma"] with regard to the discontinuance of license and supply agreements regarding Hemaseel HMN, the Corporation's proprietary fibrin sealant. Under the terms of termination, Bioplasma will pay the Corporation US$ 8.0 million [Ca$ 12.7 million] in three cash payments spread over a one year period and transfer to the Corporation specific equipment which could be used towards the manufacturing of Hemaseel HMN having an estimated replacement value of US$1.8 million [Ca$ 3.0 million].

     In addition, the two parties have also entered into a licensing agreement that provides for the transfer of all technology and know-how held by Bioplasma related to Hemaseel HMN to the Corporation. Bioplasma will also provide future cash payments of US$ 4.5 million [Ca$ 7.1 million], payable upon the Corporation reaching certain milestones towards the development and setting up of a manufacturing facility for Hemaseel HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by the Corporation on Hemaseel HMN fibrin sealant for a ten-year period starting upon commercialization.

9.   Comparative figures

     Certain of the 2001 quarterly figures have been reclassified in order to conform with the quarterly presentation adopted in 2002.

Consolidated Financial Statements

Haemacure Corporation
October 31, 2001 and 2000

                                AUDITORS' REPORT


To the Shareholders of
Haemacure Corporation

We have audited the consolidated balance sheets of Haemacure Corporation as at October 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2001 in accordance with Canadian generally accepted accounting principles.




Montreal, Canada,
November 30, 2001                                 Ernst & Young LLP (signed)
[except for note 18 [b]                           Chartered Accountants
 which is as of March 1, 2002]

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

As at October 31
[in Canadian dollars]

                                                  2001              2000
                                                   $                 $
------------------------------------------------------------------------------

ASSETS [notes 7, 8 and 18]
Current assets
Cash and cash equivalents [note 15]               530,190         7,072,703
Temporary investments                             127,104         2,168,436
Accounts receivable [note 3]                    3,469,672         2,867,787
Inventories [note 4]                            3,188,313         3,107,368
Prepaid expenses                                  482,340           298,431
------------------------------------------------------------------------------
                                                7,797,619        15,514,725
Capital assets [note 5]                        16,130,664         7,485,393
Other assets [note 6]                           6,993,598         8,523,192
Deferred foreign exchange loss                    708,301           326,821
------------------------------------------------------------------------------
                                               31,630,182        31,850,131
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness [note 7]                        890,322                --
Accounts payable and accrued liabilities        7,091,409         3,956,454
Current portion of long-term debt [note 8]          1,778            18,276
Current portion of other liabilities
 [note 9]                                              --         3,627,532
------------------------------------------------------------------------------
                                                7,983,509         7,602,262
Long-term debt [note 8]                         1,006,491           950,913
Other liabilities [note 9]                      8,592,547         7,656,391
------------------------------------------------------------------------------
                                               17,582,547        16,209,566
------------------------------------------------------------------------------

Shareholders' equity                           14,047,635        15,640,565
------------------------------------------------------------------------------
                                               31,630,182        31,850,131
------------------------------------------------------------------------------

Commitments and contingencies [note 13]

See accompanying notes

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31
[in Canadian dollars]

                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------

Sales                                  18,943,942     12,900,732      5,454,337
Cost of sales                           8,315,639      6,740,005      6,040,902
--------------------------------------------------------------------------------
Gross margin                           10,628,303      6,160,727       (586,565)
--------------------------------------------------------------------------------

EXPENSES (INCOME)
Selling and marketing                   9,152,034      8,931,385      6,000,152
General and administrative              5,361,082      5,187,597      4,116,358
Research and development                1,495,085      2,038,570      3,800,302
Regulatory approvals                      287,443             --             --
Settlement with a supplier
 [note 11]                             (2,352,450)            --             --
Amortization of capital assets            272,155        281,635        293,659
Amortization of other assets            1,529,594      1,529,594      1,529,595
Interest on other liabilities             763,558        810,470        760,638
Interest on long-term debt                 58,355         55,983         56,452
Interest on bank indebtedness              79,058             --             --
Other financial expenses                  120,315         94,725         21,244
Investment income                         (66,784)      (481,389)      (311,666)
--------------------------------------------------------------------------------
                                       16,699,445     18,448,570     16,266,734
--------------------------------------------------------------------------------
Loss before income taxes               (6,071,142)   (12,287,843)   (16,853,299)
Provision for income taxes [note 12]       58,987         34,927         62,460
--------------------------------------------------------------------------------
Net loss                               (6,130,129)   (12,322,770)   (16,915,759)
--------------------------------------------------------------------------------

Weighted average number of
 outstanding common shares             25,671,306     18,752,411     13,439,757
Basic and diluted loss per common
 share [note 10]                            (0.24)         (0.66)         (1.26)
--------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation


                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Years ended October 31
[in Canadian dollars]


                                                 2001                          2000                          1999
                                         Number        Amount         Number         Amount         Number         Amount
                                       of shares         $           of shares         $           of shares         $
----------------------------------------------------------------------------------------------------------------------------

Share capital [note 10]
Common shares
  Balance at beginning of year         24,232,950     82,563,828     16,009,155     64,877,794     11,023,168     42,265,203
  Issued under stock option plan               --             --         10,000         25,000         49,560        159,088
  Issued upon the exercise of
   warrants                                    --             --          5,500         13,200        332,095        749,959
  Issuance of common shares             4,166,667      5,000,000      7,906,977     17,000,000      4,604,332     21,703,544
  Issuance of common shares under
    over-allotment option                      --             --        301,318        647,834             --             --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                 28,399,617     87,563,828     24,232,950     82,563,828     16,009,155     64,877,794
----------------------------------------------------------------------------------------------------------------------------

Deficit
Balance at beginning of year                         (67,753,263)                  (52,471,562)                  (35,555,803)
Net loss                                              (6,130,129)                  (12,322,770)                  (16,915,759)
Share issue expenses [note 10]                          (787,301)                   (2,958,931)                           --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                               (74,670,693)                  (67,753,263)                  (52,471,562)
----------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital [note 10]                   1,154,500                       830,000                            --
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                            14,047,635                    15,640,565                    12,406,232
----------------------------------------------------------------------------------------------------------------------------


See accompanying notes

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31
[in Canadian dollars]
                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                               (6,130,129)   (12,322,770)   (16,915,759)
Items not affecting cash
  Amortization of capital assets          272,155        281,635        293,659
  Amortization of other assets          1,529,594      1,529,594      1,529,595
  Accrued interest on long-term
   debt                                    57,356         51,184         47,645
  Accrued interest on other
   liabilities                            763,558        810,470        760,638
  Loss (gain) on disposal of
   capital assets                              --         43,761        (97,897)
  Service paid by the issuance of
   warrants                                34,500             --             --
  Foreign exchange gain                   (54,967)       (36,673)       (18,196)
  Unrealized foreign exchange loss         84,336         11,949         25,239
--------------------------------------------------------------------------------
                                       (3,443,597)    (9,630,850)   (14,375,076)
Net change in non-cash working
 capital balances related to
 operations [note 15]                    (461,747)    (1,618,340)    (2,014,884)
--------------------------------------------------------------------------------
Cash flows relating to operating
 activities                            (3,905,344)   (11,249,190)   (16,389,960)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness             890,322             --             --
Issuance of common shares               5,000,000     17,686,034     15,511,046
Share issue expenses                     (497,301)    (2,128,931)            --
Repayment of other liabilities         (3,920,750)            --             --
Repayment of long-term debt               (18,276)       (51,457)       (51,319)
--------------------------------------------------------------------------------
Cash flows relating to financing
 activities                             1,453,995     15,505,646     15,459,727
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Disposition (acquisition) of
 temporary investments                  2,041,332      7,663,490       (176,419)
Acquisition of capital assets          (8,917,426)    (6,549,033)      (236,741)
Disposal of capital assets                     --          4,000        252,870
Net change in non-cash working
 capital balances related to
 investing activities                   2,729,963        239,956             --
--------------------------------------------------------------------------------
Cash flows relating to investing
 activities                            (4,146,131)     1,358,413       (160,290)
--------------------------------------------------------------------------------
Effect of exchange rate changes on
 cash and cash equivalents                 54,967         36,673         18,196
--------------------------------------------------------------------------------
Net change in cash and cash
 equivalents                           (6,542,513)     5,651,542     (1,072,327)
Cash and cash equivalents at
 beginning of year                      7,072,703      1,421,161      2,493,488
--------------------------------------------------------------------------------
Cash and cash equivalents at end of
 year [note 15]                           530,190      7,072,703      1,421,161
--------------------------------------------------------------------------------
Supplemental information
Interest paid                              80,057          4,798          8,807
Income taxes paid                          59,031         51,492         19,452
--------------------------------------------------------------------------------
See accompanying notes

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


1.   NATURE OF BUSINESS

The Corporation specializes in developing, manufacturing, marketing and selling biological adhesives and biomaterials for acute surgical wound care.

The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation will require additional financing to fund its expected growth. Such funding may come from internally-generated cash flows, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

The Corporation plans to pursue the marketing of Hemaseel APR which represents substantially all sales revenue of the Corporation. These activities are subject to the risks inherent in any Corporation that operates in the field of biotechnology. These risks relate to the successful commercialization of the Corporation's products, required financing and research and development activities. The Corporation also faces uncertainty with regard to the renewal of its license to sell Hemaseel APR from the United States Federal Trade Commission [see note 9]. The Corporation currently purchases all of its Hemaseel APR from Immuno International AG ["Immuno"]. If, there is an interruption in the supply of product from Immuno or a loss of the supply relationship, such interruption or loss could have a material adverse effect on the Corporation's business and results of its operations.


2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used.

Revenue recognition

Revenue from sales of products is recognized upon shipment of the product. Commission revenue is earned when an exclusive manufacturer ships product directly to the customer.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Cash equivalents

Cash equivalents consist of investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less from the date of purchase. As of October 31, 2000, $2,358,383 of cash and cash equivalents were denominated in foreign currencies and were used by the Corporation to hedge against certain accounts payable and future purchase commitments.

Temporary investments

Temporary investments, consisting of money market instruments and fixed-income securities, are valued at the lower of amortized cost and fair market value. As of October 31, 2000, $2,046,652 of temporary investments were denominated in foreign currencies and were used by the Corporation to hedge against certain amounts payable and future purchase commitments.

Inventories

Inventories, which consist of products held for resale, are valued at the lower of cost, using the first-in, first-out method, and net realizable value, less allowance for obsolescence which takes into consideration factors such as turnover and the expiry date of the products.

Capital assets

Capital assets are recorded at cost, net of related government assistance and investment tax credits, and are amortized over their estimated useful life using the declining balance method, except for leasehold improvements which are amortized using the straight-line method, at the following rates:

Laboratory equipment                             20%
Office equipment                                 20%
Computer equipment                               30%
Leasehold improvements                           Lease term

No amortization is recorded on construction-in-progress. Amortization will be recorded when the production process begins. The Corporation does not capitalize interest during construction.

Government assistance and investment tax credits

Government assistance and investment tax credits are recorded as a reduction of the related expenditures or capital assets when there is reasonable assurance of their ultimate realization.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Income taxes

The Corporation follows the liability method of accounting for income taxes under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates that are expected to be in effect in the periods in which assets or liabilities will be realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that future income tax assets will be realized.

Other assets

Other assets, mainly comprised of manufacturing and distribution rights, are recorded at cost and amortized using the straight-line method over a period of eight years.

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date.

Translation of foreign currencies

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the statement of operations of the reporting period, except those related to the translation of other liabilities which are deferred and amortized over the term of the other liabilities on a straight-line basis. The accounts of a foreign subsidiary are translated using the temporal method.

Financial instruments

The Corporation utilizes financial instruments in foreign currencies [cash and cash equivalents and temporary investments] to manage its exposure to changes in foreign currency exchange rates. Foreign currency gains and losses relating to these financial instruments are deferred and recognized in the same period and in the same financial statement category as the related items hedged.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Loss per share

During 2001, the Corporation adopted retroactively the new recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share is now calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding is calculated assuming that the proceeds from the exercise of options and warrants are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the previous method. All options and warrants outstanding were excluded from the calculation of diluted earning per share since they are anti-dilutive.

Stock option plan

The Corporation has a stock-based compensation plan, which is described in note
10. No compensation expense is recognized for this plan when shares or stock options are issued to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options is charged to deficit.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value [net recoverable value]. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable value.


3.   ACCOUNTS RECEIVABLE

                                                        2001           2000
                                                         $              $
------------------------------------------------------------------------------

Accounts receivable - trade                           3,178,134      2,210,355
Interest receivable                                         116        266,097
Commodity taxes and other                               291,422        391,335
------------------------------------------------------------------------------
                                                      3,469,672      2,867,787
------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


4.   INVENTORIES

                                                        2001           2000
                                                         $              $
-------------------------------------------------------------------------------

Products held for resale                              3,666,380      6,444,924
Less: allowance for obsolescence                        478,067      3,337,556
------------------------------------------------------------------------------
                                                      3,188,313      3,107,368
------------------------------------------------------------------------------


5.     CAPITAL ASSETS

                                     2001                          2000
                           ------------------------    ------------------------
                                       Accumulated                 Accumulated
                              Cost     amortization      Cost      amortization
                               $            $              $            $
-------------------------------------------------------------------------------

Laboratory equipment        1,584,173   1,081,339      1,570,383      953,886
Office equipment              375,464     198,527        343,067      158,342
Computer equipment            283,575     115,262        204,293       59,962
Leasehold improvements        382,412     244,883        377,617      195,666
Construction-in-progress   15,145,051          --      6,357,889           --
-------------------------------------------------------------------------------
                           17,770,675   1,640,011      8,853,249    1,367,856
Less: accumulated
 amortization               1,640,011                  1,367,856
-------------------------------------------------------------------------------
Net book value             16,130,664                  7,485,393
-------------------------------------------------------------------------------


6.     OTHER ASSETS

                                                        2001           2000
                                                         $              $
------------------------------------------------------------------------------

Other assets, at cost [note 9]                       12,553,247     12,553,247
Less: accumulated amortization                        5,559,649      4,030,055
------------------------------------------------------------------------------
                                                      6,993,598      8,523,192
------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


7.   BANK INDEBTEDNESS

The Corporation has a US dollar operating line of credit, which has an initial term of 3 years with an option to renew for one more year, equivalent to US$4 million [approximately $6 million] based on eligible accounts receivable which bears interest at US prime rate plus 2% [effective rate as at October 31, 2001:
7.5%]. This line of credit is collateralized by accounts receivable and inventories. As at October 31, 2001, the Corporation has drawn an amount of $890,322 against the line of credit. [See note 18]


8.   LONG-TERM DEBT

                                                           2001          2000
                                                            $             $
-------------------------------------------------------------------------------

Loan from Investissement Quebec [a]                      1,001,465     944,109

Bank loan bearing  interest at prime rate plus
 1.75%, repayable in monthly principal installments
 of $4,167 matured in February 2001 [b]                         --      16,666

Loan bearing interest at 10%, repayable in monthly
 installments of $198, including principal and
 interest, maturing in March 2005                            6,804       8,414
-------------------------------------------------------------------------------
                                                         1,008,269     969,189
Less: current portion                                        1,778      18,276
-------------------------------------------------------------------------------
                                                         1,006,491     950,913
-------------------------------------------------------------------------------

[a] Under the terms of the agreement with Investissement Quebec ["IQ"], this loan bears interest at a rate equal to the rate prescribed by the ministere du Revenu du Quebec less 4% [5% as at October 31, 2001 and 6% as at October 31, 2000]. Interest for the year ended October 31, 2001 amounting to $57,356 [$51,184 and $47,645 in 2000 and 1999 respectively] has been capitalized to the loan in accordance with the provisions of the loan agreement. The loan and interest thereon will be repayable in installments equal to 10% of gross sales of the products stemming from the sale of internally developed fibrin sealants [Hemaseel HMN]. As of October 31, 2001, no such products had been sold. After repayment of the loan and the interest thereon, the Corporation will pay a royalty equal to 2% of gross sales from the date of final repayment until the end of a period of 10 years starting with the commencement of the commercialization of these products. The Corporation will have to reimburse the loan immediately if the Hemaseel HMN project is interrupted or aborted.

[b]  Equipment was pledged as security for this loan.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


8.   LONG-TERM DEBT [Cont'd]

The minimum annual long-term debt principal repayments, excluding those relating to the IQ loan, are as follows over the next five years:
                                                                          $
-----------------------------------------------------------------------------

2002                                                                    1,778
2003                                                                    1,965
2004                                                                    2,170
2005                                                                      891
2006                                                                       --
-----------------------------------------------------------------------------


9.   OTHER LIABILITIES

In April 1997, the Corporation entered into a licensing and manufacturing agreement to obtain the rights to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Corporation is committed to make milestone payments.

Other liabilities represent the present value, discounted using a rate of 8.25%, of the milestone payments to be made by the Corporation related to the purchase of the rights to manufacture and sell fibrin sealant in the United States. As of October 31, 2001, a total consideration of US$4,750,000 [$7,130,950] has been paid. The discounted value of the milestone payments, as of the date of the initial calculation, is included in other assets. [See note 6].

Milestone payments to be made are as follows:

US$1,500,000       Upon the Food and Drug Administration's ["FDA"] approval for the Corporation to produce the product;
US$2,500,000       In June 2004, i.e. 72 months following the first delivery of the product;
US$2,750,000       In June 2006, i.e. 96 months following the first delivery of the product.

The Corporation acquired these rights under license and manufacturing agreements with Immuno International AG, and required the consent order of the United States Federal Trade Commission ["FTC"] in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license agreement if the Corporation:

[i]    voluntarily ceases for 60 days to sell Hemaseel APR;

[ii] abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own;

[iii] fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that the Corporation has made good faith efforts to obtain FDA approval for its manufacturing and that FDA approval appears likely within that time period. On July 28, 2000 and 2001, the FTC granted the Corporation the first and the second of the possible four one-year extensions based on the trustees' recommendation.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


10.  SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value, voting and participating.

Unlimited number of preferred shares, without par value, non-voting, issuable in series, with such rights and conditions as may be determined by the Board of Directors.

Options

In March 1996, the Board of Directors of the Corporation established the 1996 stock option plan which provides for the granting of options to acquire common shares to employees, officers and directors, and service providers to the Corporation. A maximum of 2,423,295 common shares may be issued under the 1996 stock option plan.

The exercise price of an option granted under the 1996 stock option plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the common shares on The Toronto Stock Exchange on the last business day prior to the day the option is granted. The vesting period is generally between 1 and 3 years as determined by the Board of Directors. The exercise period of options granted under the 1996 stock option plan may not exceed ten years from the date of grant.

A summary of the status of the Corporation's fixed-price stock option plan as at October 31, 2001 and 2000 and the changes during the years then ended is shown below:

                                        2001                     2000
                               ---------------------    ----------------------
                                            Weighted                 Weighted
                                            average                  average
                                            exercise                 exercise
                                Options      price       Options      price
------------------------------------------------------------------------------

Outstanding options,
 at beginning of year          1,111,800      4.47        837,700      5.02
Granted                          552,800      1.92        315,100      2.91
Exercised                             --      --          (10,000)     2.50
Expired / forfeited             (268,131)     4.27        (31,000)     4.13
------------------------------------------------------------------------------
Outstanding options,
 at end of year                1,396,469      3.50      1,111,800      4.47
------------------------------------------------------------------------------
Exercisable options,
 at end of year                1,028,219      4.01        941,300      4.70
------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


10.  SHARE CAPITAL [Cont'd]

The following table contains information regarding outstanding fixed-price stock options as at October 31, 2001:

                                Weighted
                                 average     Weighted    Number of    Weighted
   Price          Number of     remaining    average    outstanding   average
 range for       outstanding   contractual   exercise   exercisable   exercise
  the year         options        life        price       options      price
     $                #           Years         $            #           $
------------------------------------------------------------------------------

    0.95              3,000       10.00        0.95         --           --
1.10 to 1.40        146,800        8.27        1.33        121,800      1.35
2.05 to 2.60        636,810        8.21        2.25        296,560      2.37
3.10 to 4.00        187,584        7.41        3.82        187,584      3.82
4.10 to 5.00         48,100        5.68        4.25         48,100      4.25
5.60 to 6.00        184,175        3.05        5.61        184,175      5.61
6.30 to 7.00        190,000        4.94        6.85        190,000      6.85
------------------------------------------------------------------------------
0.95 to 7.00      1,396,469        6.90        3.50      1,028,219      4.01
------------------------------------------------------------------------------

In addition, with respect to the issuance of shares during the year ended October 31, 2001, the Corporation granted the underwriters, an option to purchase 541,667 shares exercisable at $1.30 per share on or before June 26, 2003. The Corporation calculated the fair value of these options, using the Black-Scholes option pricing model, and recognized $290,000 as share issue costs charged to deficit and recorded a corresponding amount as additional paid-in capital.

During the year ended October 31, 2000, with respect to the issuance of shares, the Corporation granted the underwriters, an option to purchase 820,830 shares exercisable at $2.15 per share on or before June 19, 2002. The Corporation calculated the fair value of these options, using the Black-Scholes option pricing model, and recognized $830,000 as share issue costs charged to deficit and recorded a corresponding amount as additional paid-in capital.

Warrants

A summary of the status of the Corporation's warrants as at October 31, 2001 and 2000 and the changes during the years then ended is shown below:

                                        2001                     2000
                               ---------------------    ----------------------
                                            Weighted                 Weighted
                                            average                  average
                                            exercise                 exercise
                                Options      price       Options       price
------------------------------------------------------------------------------

Outstanding warrants,
 at beginning of year          4,098,648      2.40             --         --
Granted                           25,000      1.95      4,104,148       2.40
Exercised                             --        --         (5,500)      2.40
------------------------------------------------------------------------------
Outstanding warrants,
 at end of year                4,123,648      2.40      4,098,648       2.40
------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


10.  SHARE CAPITAL [Cont'd]

During the year ended October 31, 2000, the Corporation issued 4,104,148 warrants in connection with the issuance of common shares. These warrants entitle the holder to purchase one common share of the Corporation at a price of $2.40 until December 31, 2001.

During the year ended October 31, 2000, the Corporation entered into an agreement with one of its suppliers for services to be rendered over the next two years. As part of the compensation payable to the supplier, the Corporation is required to issue up to 50,000 warrants subject to performance criteria, each of which entitles the holder to purchase one common share at a price of $1.95. Of the 50,000 warrants, 25,000 expire on February 23, 2006 and 25,000 expire on February 23, 2007. In 2001, the Corporation recorded an expense and accounts payable of $34,500 [$23,000 in 2000] in connection with this obligation. Also, in 2001, 25,000 warrants were issued in respect of the agreement and this resulted in a transfer of $34,500 from accounts payable to additional paid-in capital.

Loss per share

The following is a reconciliation of the numerator and denominator of the basic and diluted loss per share computations for the years ended October 31, 2001, 2000 and 1999.

                                               2001         2000         1999
                                                $            $            $
--------------------------------------------------------------------------------

Numerator
  Net loss - numerator
  For basic and diluted loss per share       6,130,129   12,322,770   16,915,759
Denominator
  Denominator for basic loss per share
  Weighted-average number of outstanding
   common shares                            25,671,306   18,752,411   13,439,757
Effect of dilutive securities
  Stock options and warrants                        --           --           --
--------------------------------------------------------------------------------
Denominator for diluted loss per share
  Adjusted weighted-average number of
   outstanding common shares and assumed
   conversions                              25,671,306   18,752,411   13,439,757
--------------------------------------------------------------------------------

The Corporation's diluted loss per share is equivalent to its basic loss per share, since all of the Corporation's potentially issuable securities would have an anti-dilutive effect for 2001, 2000 and 1999. These securities are options and warrants.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


11.  SETTLEMENT WITH A SUPPLIER

In September 2001, the Corporation reached a settlement of $2,352,450 with the supplier of Hemaseel APR regarding disputes on the cost of the product purchased in previous years and other financial issues under the manufacturing agreement.


12.  INCOME TAXES

Effective November 1, 2000, the Corporation adopted retroactively, without restatement, the new recommendations of the Canadian Institute of Chartered Accountants regarding method of accounting for income taxes. The adoption of this method did not have a material impact on the deficit balance at November 1, 2000.

Income taxes recovered differ from the amount of the tax recovery computed by applying Canadian federal and the applicable provincial rates to loss before income taxes recovered. The nature of the differences and the related tax effects are as follows:

                                                2001        2000        1999
                                                  %           %           %
--------------------------------------------------------------------------------

Statutory federal and provincial rate           37.3        38.2        38.3
Increase (decrease) in taxes recoverable
 resulting from:
  Non-deductible expenses                       (0.8)       (0.8)       (0.6)
  Unrecognized tax benefits of operating
   losses and other available deductions       (43.3)      (36.6)      (33.3)
  Foreign tax rate differential                  0.4        (0.5)       (0.4)
  Large Corporation Tax                         (1.0)       (0.3)       (0.4)
  Financing fees                                 3.0         6.6          --
  Other                                          3.4        (6.9)       (4.0)
--------------------------------------------------------------------------------
                                                (1.0)       (0.3)       (0.4)
--------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


12.  INCOME TAXES [Cont'd]

The tax effects of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

                                                                     October 31,
                                                                        2001
                                                                         $
--------------------------------------------------------------------------------

Future income tax liabilities
Carrying value of U.S. capital assets in excess of tax bases            122,000
Deferred foreign exchange loss on other liabilities                     226,000
Tax bases of other liabilities in excess of carrying value              396,000
--------------------------------------------------------------------------------
Total future income tax liabilities                                     744,000
--------------------------------------------------------------------------------

Future income tax assets
Tax bases of Canadian capital and other assets in excess
 of carrying value                                                    3,300,000
Canadian non-capital losses carried forward                           5,483,000
U.S. net operating losses carried forward                            14,147,000
Research and development expenditures                                 1,746,000
Financing fees                                                          535,000
--------------------------------------------------------------------------------
Total future income tax assets                                       25,211,000
Valuation allowance                                                  24,467,000
--------------------------------------------------------------------------------
Net future income tax assets                                            744,000
--------------------------------------------------------------------------------
Net future income tax                                                        --
--------------------------------------------------------------------------------

The Corporation has available non-refundable investment tax credits of $441,000 [2000 - $441,000] related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years end expire as follows:

                                                                          $
--------------------------------------------------------------------------------

2006                                                                   160,000
2007                                                                   206,000
2008                                                                    56,000
2009                                                                    19,000
--------------------------------------------------------------------------------
                                                                       441,000
--------------------------------------------------------------------------------

The benefits of these non-refundable investment tax credits have not been recognized in the financial statements.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


12.  INCOME TAXES [Cont'd]

The Corporation has accumulated non-capital losses which are available to reduce future Canadian federal and provincial taxable income and net operating losses which are available to reduce future U.S. federal taxable income. The related income tax benefits have not been reflected in the financial statements. These losses, if not utilized, will expire as follows:

                              Canadian           Canadian              U.S.
                           Federal losses    Provincial losses    Federal losses
                                 $                    $                 $
--------------------------------------------------------------------------------

2002                            928,000                 --                 --
2003                          2,028,000            120,000                 --
2004                          6,887,000          4,800,000                 --
2005                          2,438,000          2,427,000                 --
2006                          6,054,000          6,054,000                 --
2007                              1,000              1,000                 --
2011                                 --                 --             14,000
2012                                 --                 --          1,140,000
2018                                 --                 --          6,807,000
2019                                 --                 --          9,103,000
2020                                 --                 --         13,130,000
2021                                 --                 --          7,402,000
--------------------------------------------------------------------------------
                             18,336,000         13,402,000         37,596,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The Corporation has accumulated Canadian scientific research and experimental development expenditures of $5,634,000 which have not been deducted for federal income tax purposes and $5,058,000 for provincial income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carry-forward period. Scientific research and experimental development tax credits and expenses are subject to verification by the tax authorities, and accordingly, these amounts may vary.

The Corporation also has accumulated share issue expenses that have not been deducted for income tax purposes amounting to approximately $1,675,000. The benefits of these expenses have not been recorded in the financial statements.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


13.  COMMITMENTS AND CONTINGENCIES

[a] As at October 31, 2001, the Corporation has commitments outstanding under an agreement to purchase Hemaseel APR inventories from its supplier during the next six months for a total of approximately $3,407,000.

[b] As at October 31, 2001, the Corporation was committed under an agreement to purchase equipment for the manufacturing of Hemaseel APR for a total of $778,000 over the next two years.

[c] The Corporation's total commitments under operating leases amount to approximately $2,186,000. The minimum payments, before taking into consideration the sub-lease mentioned below, for the next five years are as follows:

                                                                         $
     ---------------------------------------------------------------------------

     2002                                                              676,200
     2003                                                              522,700
     2004                                                              502,400
     2005                                                              413,200
     2006                                                               71,500
     ---------------------------------------------------------------------------
                                                                     2,186,000
     ---------------------------------------------------------------------------

     In 1998, the Corporation sub-leased to a third party part of its premises until the expiry of the head lease, equivalent to its commitment.

     Expected sub-lease rentals to be received for the next five years are as follows:

                                                                         $
     ---------------------------------------------------------------------------

            2002                                                       283,000
            2003                                                       289,000
            2004                                                       294,000
            2005                                                       113,000
            2006                                                            --
     -------------------------------------------------------------------------
                                                                       979,000
     -------------------------------------------------------------------------

     Rent expense for the year ended October 31, 2001 amounted to $579,070 [$493,973 and $479,314 in 2000 and 1999 respectively]. Sub-lease revenue for the year ended October 31, 2001 amounted to $266,771 [$258,790 and $225,324 in 2000 and 1999 respectively].

[d] A third party has challenged one of the Corporation's patents in Europe. Management, based on the advice and information provided by its legal counsel, is of the opinion that the Corporation has a strong case in defending its position. All legal fees related to this challenge have been expensed as incurred.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


14.  FINANCIAL INSTRUMENTS

Concentration of credit risk

The Corporation believes it is not exposed to a significant concentration of credit risk. Cash and cash equivalents and temporary investments are placed with financial institutions. Concentration of credit risk with respect to accounts receivable is limited because of the Corporation's large number of customers. As at October 31, 2001 and 2000, no customers represented more than 10% of accounts receivable.

Fair value of financial instruments

[i]  Short-term financial assets and liabilities

The carrying amounts of these assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and cash equivalents, temporary investments and accounts receivable. Short-term financial liabilities comprise bank indebtedness and accounts payable.

[ii] Long-term debt and other liabilities

The fair value of long-term debt and other liabilities is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt, with the exception of the IQ loan for which the fair value is not readily determinable due to its specific nature. The fair value of other liabilities is not readily determinable since not all payments have a fixed due date.

Interest rate risk

The Corporation has long-term debt which exposes it to interest rate risk through fluctuations in the rate prescribed by the ministere du Revenu du Quebec.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


15.  STATEMENTS OF CASH FLOWS

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and investments in money market investments, as follows:

                                                             2001        2000
                                                              $           $
-------------------------------------------------------------------------------

Cash on hand and bank balances                             530,190    5,133,693
Money market investments                                        --    1,939,010
-------------------------------------------------------------------------------
                                                           530,190    7,072,703
-------------------------------------------------------------------------------

Net change in non-cash working capital balances related to operations


                                               2001         2000         1999
                                                $            $            $
--------------------------------------------------------------------------------

Accounts receivable                         (601,885)   (1,293,682)  (1,092,063)
Investment tax credits and income taxes
 receivable                                       --            --      960,524
Inventories                                  (80,945)     (974,705)     498,868
Prepaid expenses                            (183,909)      (79,170)     (25,397)
Accounts payable and accrued liabilities     404,992       729,217   (2,356,816)
--------------------------------------------------------------------------------
                                            (461,747)   (1,618,340)  (2,014,884)
--------------------------------------------------------------------------------



16.    Segment disclosures

The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the locations of the customers.

Geographic information

                                 Sales                      Capital assets
                   ---------------------------------    ----------------------
                     2001         2000        1999          2001        2000
                      $            $           $             $           $
------------------------------------------------------------------------------

Canada                   --           --          --       662,520     829,427
United States    18,943,942   12,900,732   5,454,337       323,093     298,077
England                  --           --          --    15,145,051   6,357,889
------------------------------------------------------------------------------
                 18,943,942   12,900,732   5,454,337    16,130,664   7,485,393
------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2001 and 2000
[in Canadian dollars]

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. No material adjustments to the Corporation's consolidated financial statements would be required to conform with United States generally accepted accounting principles except for the following:

[a]  Net loss
                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------

Net loss under Canadian GAAP           (6,130,129)   (12,322,770)   (16,915,759)
Adjustment related to
 amortization of equipment
 used in research and
 development                     [i]       24,746         30,932         40,995
Adjustment related to disposal
 of equipment used in research
 and development                 [i]           --             --        220,910
Adjustment related to gain on
 disposal of equipment used in
 research and development        [i]           --             --        (93,146)
Adjustment related to deferred
 foreign exchange gain (loss)    [ii]    (381,480)      (299,411)       463,610
Adjustment related to stock
 option plan                     [iii]         --             --       (309,086)
Adjustment related to assets
 qualifying for interest
 capitalization                  [v]      137,413             --             --
--------------------------------------------------------------------------------
Net loss and comprehensive
 loss under U.S. GAAP                  (6,349,450)   (12,591,249)   (16,592,476)
--------------------------------------------------------------------------------
Net loss per share under U.S.
 GAAP                                       (0.25)         (0.67)         (1.24)
--------------------------------------------------------------------------------

[b]  Balance sheets

                                                                              Deferred
                                                                              foreign
                                                                   Capital    exchange     Share
                                                                    assets      loss      capital       Deficit
                                                                      $          $           $             $
------------------------------------------------------------------------------------------------------------------
October 31, 2001
Balance under Canadian GAAP                                      16,130,664    708,301   87,563,828   (74,670,693)
Adjustment related to  acquisition of equipment used
 in research and development                             [i]       (833,252)        --           --      (833,252)
Adjustment related to amortization of equipment
 used in research and development                        [i]        593,149         --           --       593,149
Adjustment related to disposal of equipment used in
 research and development                                [i]        243,590         --           --       243,590
Adjustment related to gain on disposal of equipment
 used in research and development                        [i]       (102,470)        --           --      (102,470)
Adjustment related to deferred foreign exchange loss     [ii]            --   (708,301)          --      (708,301)
Adjustment related to stock option plan                  [iii]           --         --      540,258      (540,258)
Adjustment related to share issuance costs               [iv]            --         --   (6,492,211)    6,492,211
Adjustment related to assets qualifying for interest
 capitalization                                          [v]        137,413         --           --       137,413
------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                                          16,169,094         --   81,611,875   (69,388,611)
------------------------------------------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2001 and 2000
[in Canadian dollars]

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[b]  Balance sheets [Cont'd]

                                                    Deferred
                                                    foreign
                                         Capital    exchange     Share
                                          assets      loss      capital        Deficit
                                            $          $           $              $
----------------------------------------------------------------------------------------

October 31, 2000
Balance under Canadian GAAP             7,485,393    326,821   82,563,828   (67,753,263)
Adjustment related to
 acquisition of equipment used
 in research and development     [i]     (833,252)        --           --      (833,252)
Adjustment related to
 amortization of equipment
 used in research and
 development                     [i]      568,403         --           --       568,403
Adjustment related to disposal
 of equipment used in research
 and development                 [i]      243,590         --           --       243,590
Adjustment related to gain on
 disposal of equipment used in
 research and development        [i]     (102,470)        --           --      (102,470)
Adjustment related to deferred
 foreign exchange loss           [ii]          --   (326,821)          --      (326,821)
Adjustment related to stock
 option plan                     [iii]         --         --      540,258      (540,258)
Adjustment related to share
 issuance costs                  [iv]          --         --   (5,704,910)    5,704,910
-----------------------------------------------------------------------------------------
Balance under U.S. GAAP                 7,361,664         --   77,399,176   (63,039,161)
-----------------------------------------------------------------------------------------

[c]    Statements of cash flows
                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------
Cash flows from operating
 activities under Canadian GAAP        (3,905,344)   (11,249,190)   (16,389,960)
Adjustment related to equipment
 used in research and
 development                     [i]           --             --        220,910
--------------------------------------------------------------------------------
Cash flows from operating
 activities under U.S. GAAP            (3,905,344)   (11,249,190)   (16,169,050)
--------------------------------------------------------------------------------
Cash flows from investing
 activities under Canadian GAAP        (4,146,131)     1,358,413       (160,290)
Adjustment related to equipment
 used in research and
 development                     [i]           --             --       (220,910)
--------------------------------------------------------------------------------
Cash flows from investing
 activities under U.S. GAAP            (4,146,131)     1,358,413       (381,200)
--------------------------------------------------------------------------------
[i] Under Canadian GAAP, research and development equipment is capitalized and amortized over its estimated useful life. Under U.S. GAAP, costs to acquire such equipment with no alternative use are charged to operations as incurred. Any proceeds from disposals of such equipment with no alternative use would be included in income at the time of sale. This adjustment also includes the reversal of amortization on such assets capitalized under Canadian GAAP.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[ii] Under Canadian GAAP, the unrealized gains or losses arising from the translation of foreign currency monetary assets or liabilities that have a fixed or ascertainable life extending beyond one year are deferred and amortized over the term of the related item. Under U.S. GAAP, unrealized gains or losses arising from the translation of the Corporation's foreign currency long-term debt would be included in the statement of operations as they arise.

[iii] Under Canadian GAAP, the issuance of stock options in exchange of consulting services rendered by Directors of the Corporation is recorded without effect on income. Under U.S. GAAP, FAS 123 "Accounting for Stock-Based Compensation", transactions in which an entity issues its equity instruments to directors for services outside their role as a director should be recorded based on the fair value of the consideration received or the fair value of the equity instrument issued. Accordingly, the Corporation calculated the fair value of the stock options at the date of grant using the Black-Scholes option pricing model with the following assumptions for 1999: risk-free interest rates of 6.75%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Corporation's common shares of 60% and a weighted average expected life of the options of 3 years.

[iv] Share issuance costs are recorded against deficit under Canadian GAAP. Such costs would be recorded against share capital under U.S. GAAP.

[v] Under Canadian GAAP, the cost of plant and equipment that is constructed or developed over time includes carrying costs directly attributable to the construction or developed activity such as interest costs when the enterprise's accounting policy is to capitalize Interest costs. Under U.S. GAAP, FAS 34 "Capitalization of interest Cost", the amount capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the asset's acquisition periods that theoretically could have been avoided if expenditures for the assets had not been paid. Accordingly, interest incurred on loans and bank indebtedness during the construction period have been included in the construction-in-progress cost.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


October 31, 2001 and 2000
[in Canadian dollars]


18.  SUBSEQUENT EVENTS

[a] On November 20, 2001, the Corporation signed a revolving credit facility agreement, which has a term of 3 years, for an amount of US$6,000,000 [approximately $9,500,000] with a new lender based on eligible accounts receivable and eligible inventory. The facility bears interest at the US prime rate plus 2.25% and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. The line of credit agreement with the previous lender [see note 7] was then terminated and the outstanding bank indebtedness repaid. As a result, a termination fee of US$190,000 was paid.

[b] On March 1, 2002, the Corporation entered into a settlement agreement with ZLB Bioplasma AG ["Bioplasma"] with regard to the discontinuance of license and supply agreements regarding Hemaseel HMN, the Corporation's proprietary fibrin sealant. Under the terms of termination, Bioplasma will pay the Corporation US$8.0 million [C$12.7 million] in three cash payments spread over a one year period and transfer to the Corporation specific equipment which could be used towards the manufacturing of Hemaseel HMN having an estimated replacement value of US$1.8 million [C$3.0 million].

     In addition, the two parties have also entered into a licensing agreement that provides for the transfer of all technology and know-how held by Bioplasma related to Hemaseel HMN to the Corporation. Bioplasma will also provide future cash payments of US$4.5 million [C$7.1 million], payable upon the Corporation reaching certain milestones towards the development and setting up of a manufacturing facility for Hemaseel HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by the Corporation on Hemaseel HMN fibrin sealant for a ten-year period starting upon commercialization.


19.  COMPARATIVE FIGURES

Certain of the 2000 and 1999 figures have been reclassified in order to conform with the presentation adopted in 2001.

March 21, 2002

Management Discussion and Analysis of Financial Results for the First Quarter of Fiscal 2002

For the first quarter of fiscal year 2002 Haemacure experienced its first decline in overall revenues, from a preceding quarter, since it began sales activities in 1998. While the sales of HEMASEEL APR and devices increased, at a slower rate than previous quarters, GELFOAM commissions declined. This was the result of a portion of the product line being backordered. Haemacure has also seen a decline in the sales growth rate of its fibrin sealant and devices since the events of September 11, 2001. The positive results were total revenues increased over the first quarter of last year. Gross margins improved significantly from the same quarter last year, operating expenses were higher than the same period last year, due to a one time write-off of fees and termination penalties associated with changing lenders on the credit facility, and the loss for the quarter declined from the same quarter last year.

During the quarter, Haemacure management negotiated new agreements with ZLB Bioplasma AG for the HEMASEEL HMN project, whereby Haemacure assumed responsibility for the commercialization of the product, with substantial, financial and technological assistance from Bioplasma. The agreements, which were finalized on March 1, 2002, calls for: cash payments to Haemacure of $12.7 million over a one year period; the transfer of specific equipment with a replacement cost of $3.0 million, which could be used in the manufacture of HEMASEEL HMN; an additional $7.1 million in cash to be paid if and when Haemacure reaches certain milestones in the commercialization of HEMASEEL HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by Haemacure on the sale of the HEMASEEL HMN fibrin sealant for a period of ten years after commercialization.

The project for the manufacture of HEMASEEL APR and its frozen formulation by Bio Products Laboratory (BPL) experienced a delay, estimated at six months, due to inaccurate machinery specifications obtained during the technology transfer. The inaccuracy caused a vital piece of equipment, already installed, to have to be retrofitted at the expense of the licensor. Haemacure expects to manufacture its own HEMASEEL APR fibrin sealant, through BPL, for clinical studies in early calendar year 2002, and for commercial distribution some time in calendar year 2004.

On November 20, 2001, the Corporation signed a revolving credit facility agreement, which has a term of 3 years, for an amount of US$6,000,000 [approximately C$9,500,000] with a new lender based on eligible accounts receivable and eligible inventory. The facility bears interest at the US prime rate plus 2.25% and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. The line of credit agreement with the previous lender was then terminated and the outstanding bank indebtedness repaid. As a result, a termination fee of US$190,000 was paid. This fee is expected to be recouped over the life of the new facility through lower interest expenses.

Results of Operations
Change in accounting principle

On November 1, 2001, the Company adopted a new recommendation of the Canadian Institute of Chartered Accountants with respect to accounting for foreign exchange gains and losses on monetary items that have a fixed or ascertainable life extending beyond the end of the following year. Prior to this new pronouncement, which is not mandatory until the Company's' next fiscal year, the gains and losses were deferred and amortized over the term of the related items. The new recommendation requires that these gains and losses be included in net income as they occur. This change in accounting treatment has been applied retroactively, as required, with the following impacts; at October 31, 2001, total assets decreased by $708,301 and deficit increased by a like amount; At January 31, 2002, total assets decreased by $665,783 and the deficit increased by a like amount. For the quarter ended January 31, 2002, and 2001, the net loss decreased by $42,518 and $156,180 respectively.

Revenues

Revenues totaled $5.19 million for the quarter compared to $4.11 million for the same quarter of fiscal 2001, an improvement of 26% overall. Sales of HEMASEEL APR increased 19% and device sales increased 59% over the same quarter last year. There were no GELFOAM revenues for the first quarter of fiscal 2001. As previously stated, first quarter sales declined from the fourth quarter of fiscal 2001, as a result of decreased GELFOAM commissions and a slow down in the growth rate of fibrin sealant sales after the events of September 11, 2001. However, HEMASEEL APR sales increased 1% and device sales increased 7% over the fourth quarter.

Gross Margins

Previously, Haemacure announced a settlement with the supplier of HEMASEEL APR related to prior years cost issues and settled on lower, fixed prices for fibrin sealant through the end of its supply contract. The results of that agreement, coupled with increased device sales and GELFOAM commissions, increased gross margins to 61% from 53% a year ago and up from 59% for the fourth quarter of fiscal 2001. Price erosion continues, but at a much lower pace than in the past.

Operating Expenses

For the quarter, operating expenses were $5.08 million, an increase of 7% from the same quarter last year, $4.74, but were down from the fourth quarter, $5.14 million. However, operating expenses before interest, taxes, depreciation and amortization, declined as compared to the first and fourth quarters of fiscal 2001.

Sales and Marketing expenses were $2.41 million compared to $2.29 million for the first quarter of fiscal 2001. The increase resulted from increased commissions on increased sales and increased convention expenses, as the Company attended more events to compensate for a slow down in surgeries for the first quarter. First quarter expenses were comparable to the fourth quarter expenses of $2.46 million, except for the fourth quarter having higher commissions.

General and Administrative costs decreased slightly to $1.29 million from the same period expenses for last year at $1.30 million. The net decrease was the result of lower consulting fees and public reporting expenses, partially offset by early adoption of the new foreign exchange accounting rules. Some reporting costs moved into the second quarter as a result of delayed reporting caused by the ZLB Bioplasma AG agreements coming at the end of the quarter. The quarters' expenses decreased from the $1.59 million incurred in the fourth quarter of fiscal year 2001, which was significantly impacted by early adoption of the new foreign exchange rule.

Research, Development and Regulatory expenses for the first quarter declined to $.33 million from $.47 million last year, due to a decline in personnel and clinical trial expenses for HEMASEEL APR being delayed, as previously discussed. Fourth quarter, fiscal 2001 expenses totaled $.40 million. These expenses are expected to increase for the remainder of the year as the clinical trials begin.

Other Expenses increased, partially offsetting savings in the other departmental expenses. This resulted from a one-time early termination penalty and fees related to the replaced line of credit, as previously explained. This penalty will be offset by lower interest costs in the future, related to the replacement line of credit.

Net Loss for the first quarter was $1.96 million, or ($.07) per share compared to a net loss of $2.58 million or ($.11) for the first quarter of fiscal 2001. The fourth quarter of Fiscal 2001, including the $2.35 million settlement with the supplier of HEMASEEL APR, was a profit of $.32 million or $.04 per share.

Assets, Liquidity and Capital Resources

As the revenue growth rate declined for the first quarter of fiscal year 2002, certain expected changes occurred to balance sheet items. Notably, accounts receivable declined, inventories increased and cash, which should have declined, did not, as a result of the infusion from the new inventory credit facility. Additionally, accounts payable would be expected to increase, but did not, as the Company received certain credits related to supplies which expired as a result of the delay in validating certain equipment at the BPL facility. The credits received for expired supplies mentioned above, also caused the capital assets to decline, as those validation supplies become a capital asset when used to validate equipment. The new credit facility, which includes inventory as well as accounts receivable, allowed for increased borrowings resulting in higher bank indebtedness.

With the infusion of cash from the new ZLB Bioplasma AG agreements, and the potential additional infusions should Haemacure reach certain milestones in the commercialization of HEMASEEL HMN, coupled with the expanded credit facility, the liquidity requirements for continued growth and expansion are substantially met. The Company sees no need for near term, additional capital infusions.

Outlook

Haemacure's continued, strong performance during the first quarter of its new fiscal year, in the midst of a recession, is evidence that there remains strong demand for the Company's products. With renewed emphasis on distribution channels, new products and the regaining of control over the commercialization of HEMASEEL HMN, the Company's patented, fibrin sealant, the future looks bright for Haemacure. The financial condition of the Company has never been better, with liquidity in hand, the potential for further cash infusions and strong credit facility to assist with working capital growth. Haemacure is poised to achieve its goal of being a leading, fibrin sealant company. Over the coming months, Haemacure will disclose its plans for the commercialization of HEMASEEL HMN, while continue to expand and promote the use of HEMASEEL APR.